-------
 FORM 5                          U.S. SECURITIES AND EXCHANGE COMMISSION
-------                                   Washington, DC 20549
/ /Check Box if no longer
   subject to Section 16.      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
   Form 4 or Form 5
   obligations may continue.
   See Instruction 1(b)
/ /Form 3 Holdings Reported
/ /Form 4 Transactions Reported

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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

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
1.  Name and Address of Reporting   2. Issuer Name and Ticker or                  6.  Relationship of Reporting
    Person*                            Trading Symbol                                 Person to Issuer
                                                                                      (Check all applicable)
  Salkind, Carole                      NCT Group, Inc.  (NCTI)
--------------------------------------------------------------------------------   ___  Director             X   10% owner
(Last)     (First)     (Middle)     3. IRS Identification    4. Statement for
                                       Number of Reporting      Month/Year         ___  Officer             ___  Other
c/o Sills, Cummis et al.               Person, if an Entity      2001                   (Give title below)       (specify below)
One Riverfront Plaza                  (Voluntary)           -----------------------------------------------------------------------
------------------------------------                         5. If Amendment      7.  Individual or Joint/Group Filing
          (street)                                              Date of Original            (Check applicable line)
                                                                (Month/Year)
Newark,    NJ       07102                                                           _X_ Form Filed by one Reporting Person
--------------------------------------------------------------------------------    ___ Form Filed by more than one Reporting Person
(City)   (State)   (Zip)
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                Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security    2.Transaction   3.Transaction   4.Securities Acquired     5.Amount of     6.Ownership      7.Nature
   (Instr. 3)             Date (Month/    Code            (A) or Disposed of (D)    Securities      Form:            Ownership of
                          Day/Year)       (Instr. 8)      (Instr. 3, 4, and 5)      Beneficially    Direct (D)       Indirect
                                                                                    Owned at End    or               Beneficial
                                                                                    of Issuers      Indirect (I)     Ownership
                                                                                    Fiscal Year     (Instr. 4)       (Instr. 4)
                                                                                   (Instr. 3 and 4)
                                         ---------------------------------------
                                             Code         Amount   (A) or  Price
                                                                     (D)
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Common Stock                5/18/01        J(1)          4,303,425   A     $0.13    4,303,425            D
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Common Stock                9/10/01        J(1)          1,000,000   A     $0.093   1,000,000            D
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Common Stock               12/26/01        P               600,000   A     $0.078     600,000            D
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Common Stock               12/27/01        P               100,000   A     $0.0769    100,000            D
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Common Stock               12/28/01        P                90,000   A     $0.0769     90,000            D
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Common Stock                               J(1)                                    10,405,393            D
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Common Stock                               J(1)                                         5,000            I           By Separated
                                                                                                                     Spouse(2)
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*  If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
   Reminder:  Report on a separate line for each class of securities beneficially owned
   directly or indirectly.                                                                                                  (Over)

                                                       (Print or Type Responses)

    Table II - Derivative Securities Acquired, Disposed of, or Benefically Owned
           (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of  2.Conver- 3.Trans- 4.Trans-  5.Number of    6.Date       7.Title and  8.Price of 9.Number of  10.Ownership  11.Nature
  Derivative  sion      action   action    Derivative     Exercisable  Amount of    Deriv-     Derivative    of            of
  Security    or        Date     Code      Securities     and          Underlying   ative      Securitries   Derivative    Indirect
  (Instr. 3)  Exercise  (Month/ (Instr.8)  Acquired (A)   Expiration   Securities   Security   Benefi-       Security:     Benefi-
              Price of  Day/               or Disposed    Date         (Instr. 3    (Instr.5)  cially        Direct (D)    cial
              Deriva-    Year)              of (D)         (Month/      and 4)                  Owned         or Indirect   Owner-
              tive                        (Instr. 3,     Day/                                 at End of     (I)           ship
              Security                     4, and 5)      Year)                                Year          (Instr. 4)    (Instr.4)
                                                        -------------------------------        (Instr.4)
                               -----------              Date    Expir-       Amount
                                Code      ------------ Exer-   ation        or Number
                                           (A)     (D)  cisable Date  Title  of Shares
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$1,000,000      $0.12  3/27/00   J(1)     8,333,333    3/27/00       Common                     8,333,333         D
Convertible                                                          Stock
Note
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$1,673,393.07   $0.093  8/22/01  J(1)    17,993,474    8/22/01       Common                    17,993,474         D
Convertible                                                          Stock
Note
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$2,535,468.80   $0.093  9/28/01  P       27,263,105    9/28/01       Common                    27,263,105         D
Convertible                                                          Stock
Note
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$2,014,269.55   $0.071 12/20/01  P       28,369,994   12/20/01       Common                    28,369,994         D
Convertible                                                          Stock
Note
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Accrued Intereest                         3,811,486                  Common                     3,811,486         D
on Convertible Notes                                                 Stock
from issuance
through 12/31/01
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Common Stock   $0.071   2/13/01  P        7,042,254   See Note 2/13/06 Common                   7,042,254         D
Warrant - right                                        (3)             Stock
to acquire
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Common Stock   $0.071   5/14/01  P          500,000   See Note 5/14/06 Common                     500,000         D
Warrant - right                                        (3)             Stock
to acquire
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Common Stock   $0.071   8/22/01  P          625,000   See Note 8/22/06 Common                     625,000         D
Warrant - right                                        (3)             Stock
to acquire
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Common Stock   $0.071   9/28/01  P        1,000,000   See Note 9/28/06 Common                   1,000,000         D
Warrant - right                                        (3)             Stock
to acquire
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Common Stock   $0.071  12/20/01  P        1,250,000   See Note 12/20/06 Common                  1,250,000         D
Warrant - right                                        (3)              Stock
to acquire
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Explanation of Responses:

(1)  Previously reported.
(2) The Reporting Person disclaims beneficial ownership as to these shares. The stock certificate for these shares is in the possession of the Issuer. As of the date of this filing, the value of these shares is less than $500.
(3) These warrants are exercisable from the respective transaction dates. The exercise prive was reduced to $0.071 per share by amendment dated December
     20, 2001.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.                                                             /s/CAROLE SALKIND               February 14, 2002
                                                                                   ------------------------------- -----------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                          **Signature of Reporting Person        Date

Note.  File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for
procedure.
                                                                                                                           Page 2
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